

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 26, 2016

Via E-mail
Ming Hsieh
Chief Executive Officer
Fulgent Genetics, Inc.
4978 Santa Anita Avenue
Temple City, CA 91780

Re: Fulgent Genetics, Inc.
Draft Registration Statement on Form S-1
Submitted August 18, 2016
CIK No. 0001674930

Dear Mr. Hsieh:

We have reviewed your revised draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 29, 2016 letter.

General

1. We note your response to comment 4; however, we also note that Fulgent LLC will be your wholly owned subsidiary pursuant to the reorganization and that you will be a holding company with no material assets other than 100% of the equity interests in Fulgent LLC. Therefore, please provide us with a detailed analysis describing the facts that you relied on for the Section 4(a)(2) exemption in connection with the Pharma Split-Off, including the number of offerees, the nature of the investors and the information you provided to the offerees.

Summary Consolidated Financial and Other Data
Consolidated Balance Sheet Data, page 11

2. Please tell us why you have not recorded a pro forma balance sheet adjustment for the distribution of approximately $4.6 million to Mr. Hsieh as a return of capital contribution.

You may contact Myra Moosariparabil, Staff Accountant, at (202) 551-3796 or Joel Parker, Senior Assistant Chief Accountant, at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Scott M. Stanton, Esq.
        Morrison & Foerster LLP